03014754

8-44951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44951

RECEIVED MAR 0 5 2003 DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles Jordan & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles N. Jordan, Jr. 212-688-6242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 1 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Jordan Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles Jordan & Co., LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres/CEO

Title

LAWRENCE B. SHAPIRO
Notary Public, State of New York
No. 41-4700825
Qualified in Queens County
Commission Expires Dec. 31, 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Charles Jordan & Co., LLC

We have audited the accompanying statement of financial condition of Charles Jordan & Co., LLC as of December 31, 2002, and the related statements of operations, changes in members' deficit, changes in subordinated liabilities, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Jordan & Co., LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2003

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: ccc@citrincooperman.com

CHARLES JORDAN & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Current assets:		
Cash	$	672
Other receivable		1,585
Total current assets		2,257
Other assets		25,000
TOTAL ASSETS	$	27,257

LIABILITIES AND MEMBERS' DEFICIT

Current liabilities:		
Accrued expenses	$	12,500
Subordinated loan payable		15,000
Total current liabilities		27,500
Subordinated loan payable		100,000
Total liabilities		127,500
Members' deficit		(100,243)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$	27,257

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

Commission income	$ 96,003
Operating expenses:	
Salaries and benefits	55,298
Professional fees	20,000
Office expense	8,416
NASD fees	5,247
Other expenses	13,936
Total expenses	102,897
Net loss	$ (6,894)

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

Members' deficit at January 1, 2002	$	(99,349)
Contributions		6,000
Net loss		(6,894)
Members' deficit at December 31, 2002	$	(100,243)

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated liabilities at January 1, 2002	$	115,000
Increases:		
Issuance of subordinated notes		-
Decreases:		
Payment of subordinated notes		-
Subordinated liabilities at December 31, 2002	$	115,000

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:		
Net loss	$	(6,894)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in operating assets and liabilities:		
Due from broker		2,565
Other receivable		8,415
Other current assets		1,440
Accrued expenses		(12,080)
Net cash used in operating activities		(6,554)
Cash flows from investing activities - capital contributions		6,000
Net decrease in cash		(554)
Cash - beginning		1,226
Cash - ending	$	672

Supplemental cash flow information:

Cash paid during the period for income taxes	$	1,740

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Charles Jordan & Co., LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is member of the National Association of Securities Dealers ("NASD"). The Company is an introducing broker and clears its securities transactions on a fully-disclosed basis through another broker-dealer. The company is exempt from the provisions of SEC Rule 15c3-3.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues associated with transactions in securities, mutual funds and other products are recorded on a trade date basis.

Income Taxes

No provision is made in the accompanying financial statements for liabilities for federal, state and local income taxes since such liabilities are the responsibility of the individual members.

NOTE 2. SUBORDINATED LOAN PAYABLE

A member loaned the Company $115,000 under the terms of two subordinated loan agreements which bear interest at 8% per annum and are due May 1, 2002 ($15,000) and March 31, 2004 ($100,000). These loans have been approved by the NASD and are available to the company in computing its net capital under SEC Rule 15c3-1. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest expense on these loans for 2002 has been waived by the note holder.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has met these requirements. At December 31, 2002, the Company had net capital of $14,757 which exceeds the Company's minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.85 to 1 as of December 31, 2002.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

NET CAPITAL		
Members' deficit	$	(100,243)
Subordinated liabilities allowable in computation of net capital		115,000
Total capital and allowable subordinated liabilities		14,757
Non-allowable assets		
Prepaid expenses		-
NET CAPITAL	$	14,757
AGGREGATE INDEBTEDNESS:		
Accrued expenses	$	12,500
Total aggregate indebtedness	$	12,500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital requirement	$	5,000
Ratio: Aggregate indebedness to net capital		0.85 to 1
RECONCILIATION OF NET CAPITAL		
Net capital as reported in Company's Part II (unaudited)	$	27,402
Net effect of audit adjustments		(12,645)
Net capital, as adjusted	$	14,757

See independent auditors' report.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Charles Jordan & Co., LLC

In planning and performing our audit of the financial statements and supplemental schedules of Charles Jordan & Co., LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(1l) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: ccc@citrincooperman.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than the specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2003